Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a-12
under the Securities Exchange Act of1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

A television commercial, the transcript of which is set forth below, was broadcast beginning on July 12, 2004.

VIDEO	AUDIO
COMMERCIAL OPENS
PHOTOGRAPH OF COUPLE	VOICE OF TALENT: Many years ago, my grandparents were given hope.
PHOTOGRAPH OF THREE MEN
PHOTOGRAPH OF CENTRAL PACIFIC BANK BRANCH	When no other bank would lend them money, Central Pacific Bank gave them the chance they needed.
PHOTOGRAPH OF EXTENDED FAMILY	Now, Central Pacific Bank is helping my generation prosper.
TALENT ON CAMERA	Through their proposed merger with City Bank, the combined bank will have even greater resources to give even more young people the chance they deserve.
TALENT ON CAMERA WITH GRANDFATHER	Just as the bank did for our family, long ago.
LOGO: Central Pacific Bank Fiercely Loyal Banking Member FDIC	VOICE OF ANNOUNCER: Central Pacific. We're building the best community bank for Hawaii.

GRAPHIC BELOW LOGO: CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.
COMMERCIAL CLOSES